FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated January 24, 2006, titled “CN reports fourth-quarter 2005 earnings per share of C$1.56 and record full-year 2005 free cash flow of C$1.3 billion”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports fourth-quarter 2005 earnings per share of C$1.56 and record full-year 2005 free cash flow of C$1.3 billion

MONTREAL, Jan. 24, 2006 — CN today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2005.

Fourth-quarter 2005 financial highlights

  Diluted earnings per share of C$1.56, an increase of 21 per cent over diluted fourth-quarter 2004 EPS;

  Net income of C$430 million, up 14 per cent;

  Operating income of C$720 million, an increase of 19 per cent;

  Record fourth-quarter operating ratio of 61.8 per cent, a 3.2-percentage point improvement over the year-earlier quarter;

  Record full-year 2005 free cash flow of C$1.3 billion.(1)

E. Hunter Harrison, president and chief executive officer of CN, said: “I am very pleased with CN’s strong financial results for the fourth quarter and full-year 2005. They reflect disciplined execution by the CN team and its ability to overcome some major challenges during the year.

“All the pieces came together – stronger pricing, gains from our acquisitions, and solid returns from good service, cost control and improved productivity. Our business model continued to fire on all cylinders, creating substantial shareholder value. That was demonstrated by our record free cash flow of C$1.3 billion for 2005. And that performance, I’m happy to report, allowed CN’s Board of Directors to approve today a 30 per cent increase in our quarterly cash dividend and a two-for-one stock split.”

Revenues for the fourth quarter of 2005 increased nine per cent over fourth-quarter 2004 to C$1,886 million, with intermodal, metals and minerals, and automotive commodity groups registering double-digit revenue gains. Forest products, petroleum and chemicals, coal, and grain and fertilizers revenues also improved. These gains were recorded despite the unfavourable C$40-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

Operating expenses for the quarter increased by three per cent over fourth-quarter 2004 to C$1,166 million and were favourably affected by the C$20-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses.

Full-year 2005

Net income for 2005 was C$1,556 million, an increase of 24 per cent, while diluted earnings per share for the year increased 28 per cent to C$5.54. Operating income for 2005 rose 21 per cent to C$2,624 million. Revenues for the year increased by 11 per cent to C$7,240 million, while operating expenses increased by five per cent to C$4,616 million. The company’s 2005 operating ratio improved by 3.1 percentage points to 63.8 per cent.

CN’s 2005 revenue performance was driven largely by:

  Increased freight rates, an important part of which was due to a higher fuel surcharge resulting from increases in crude oil prices;

  The inclusion of a full year of revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail. CN acquired and consolidated GLT and BC Rail on May 10, 2004, and July 14, 2004, respectively;

  A return to normal intermodal volumes following a first-quarter 2004 strike.

These gains were partly offset by the unfavourable C$260-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

Revenues by commodity group and operating expenses for 2005

Forest products revenues benefited from continued solid demand for Canadian lumber and panels and an improved market position for paper, while higher intermodal revenues in part reflected strong container imports into the Port of Vancouver.

CN’s improved market position in petroleum products helped to increase petroleum and chemicals revenues, although this was partly offset by soft conditions in several market segments. Grain and fertilizers revenues improved owing to higher export shipments of U.S. corn, as well as increased shipments of Canadian barley and canola, partly offset by the decreased availability of high-quality Canadian wheat for export via west coast ports.

Strong shipments of construction materials, aluminum and Canadian steel products helped to drive increased metals and minerals revenues. Automotive revenues benefited from higher import vehicles into the ports of Vancouver and Halifax, and new finished vehicle production in the southern U.S. that began in the second half of 2004, both of which were partly offset by lower auto production at CN-served facilities in southern Ontario and Michigan. CN’s coal revenues improved primarily as a result of new metallurgical-coal mines in western Canada.

The increase in CN’s 2005 operating expenses was largely attributable to higher fuel costs, the inclusion of a full year of GLT and BC Rail expenses, and increased purchased services and material costs. These increases were partly offset by the favourable C$155-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses, lower equipment rents, and lower casualty and other expenses.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measure.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2004 and 2005 Annual Consolidated Financial Statements and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts: Media Mark Hallman System Director, Media Relations (905) 669-3384	Investment Community Robert Noorigian Vice-President, Investor Relations (514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended December 31		Year ended December 31

	2005	2004 (1)	2005	2004 (1)

	(Unaudited)

Revenues	$1,886	$1,736	$7,240	$6,548

Operating expenses	1,166	1,129	4,616	4,380

Operating income	720	607	2,624	2,168
Interest expense	(74)	(75)	(299)	(294)
Other income (loss)	10	25	12	(20)

Income before income taxes	656	557	2,337	1,854
Income tax expense	(226)	(181)	(781)	(596)

Net income	$430	$376	$1,556	$1,258

Earnings per share
Basic	$1.59	$1.32	$5.64	$4.41
Diluted	$1.56	$1.29	$5.54	$4.34

Weighted-average number of shares
Basic	270.0	285.1	275.8	285.1
Diluted	275.4	290.7	281.1	289.9

(1) Includes Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail from May 10, 2004 and July 14, 2004, respectively.

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company's (the Company) financial position as at December 31, 2005 and December 31, 2004, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2005 and 2004. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2005 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and Management's Discussion and Analysis (MD&A).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended December 31					Year ended December 31

	2005	2004	(1)	Variance Fav (Unfav)		2005	2004	(1)	Variance Fav (Unfav)

		(Unaudited)

Revenues
Petroleum and chemicals	$283	$268		6%		$1,096	$1,059		3%
Metals and minerals	215	193		11%		837	714		17%
Forest products	436	399		9%		1,738	1,505		15%
Coal	75	72		4%		331	284		17%
Grain and fertilizers	310	299		4%		1,119	1,063		5%
Intermodal	339	300		13%		1,270	1,117		14%
Automotive	139	125		11%		514	510		1%
Other items	89	80		11%		335	296		13%

	1,886	1,736		9%		7,240	6,548		11%

Operating expenses

Labor and fringe benefits	453	469		3%		1,841	1,819		(1%	)
Purchased services and material	224	185		(21%	)	814	746		(9%	)
Depreciation and amortization	157	153		(3%	)	627	598		(5%	)
Fuel	199	151		(32%	)	725	528		(37%	)
Equipment rents	46	49		6%		192	244		21%
Casualty and other	87	122		29%		417	445		6%

	1,166	1,129		(3%	)	4,616	4,380		(5%	)

Operating income	$720	$607		19%		$2,624	$2,168		21%

Operating ratio	61.8%	65.0%		3.2		63.8%	66.9%		3.1

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	December 31 2005	December 31 2004

Assets

Current assets:
Cash and cash equivalents	$62	$147
Accounts receivable	623	793
Material and supplies	151	127
Deferred income taxes	65	364
Other	248	279

	1,149	1,710

Properties	20,078	19,715
Intangible and other assets	961	940

Total assets	$22,188	$22,365

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,478	$1,605
Current portion of long-term debt	408	578
Other	72	76

	1,958	2,259

Deferred income taxes	4,817	4,723
Other liabilities and deferred credits	1,487	1,513
Long-term debt	4,677	4,586

Shareholders' equity:
Common shares	4,580	4,706
Accumulated other comprehensive loss	(222)	(148)
Retained earnings	4,891	4,726

	9,249	9,284

Total liabilities and shareholders' equity	$22,188	$22,365

These unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. GAAP, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s financial position as at December 31, 2005 and December 31, 2004, and its results of operations, changes in shareholders' equity and cash flows for the three months and years ended December 31, 2005 and 2004. These consolidated financial statements have been prepared using accounting policies consistent with those used in preparing the Company's 2005 Annual Consolidated Financial Statements and should be read in conjunction with such statements, notes thereto and MD&A.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31

	2005	2004 (1)	2005	2004 (1)

	(Unaudited)
Common shares (2)

Balance, beginning of period	$4,605	$4,742	$4,706	$4,664
Stock options exercised and other	30	30	176	108
Share repurchase programs (3)	(55)	(66)	(302)	(66)

Balance, end of period	$4,580	$4,706	$4,580	$4,706

Accumulated other comprehensive loss

Balance, beginning of period	$(169)	$(57)	$(148)	$(129)

Other comprehensive income (loss):

Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	29	217	152	326

Unrealized foreign exchange loss on translation of
the net investment in foreign operations	(43)	(302)	(233)	(428)

Increase (decrease) in unrealized holding gains on fuel
derivative instruments	(70)	(58)	(35)	54

Realized gain on settlement of interest rate swaps	-	-	-	12

Minimum pension liability adjustment	4	8	4	8

Other comprehensive loss before income taxes	(80)	(135)	(112)	(28)
Income tax recovery	27	44	38	9

Other comprehensive loss	(53)	(91)	(74)	(19)

Balance, end of period	$(222)	$(148)	$(222)	$(148)

Retained earnings

Balance, beginning of period	$4,763	$4,612	$4,726	$3,897
Net income	430	376	1,556	1,258
Share repurchase programs (3)	(235)	(207)	(1,116)	(207)
Dividends	(67)	(55)	(275)	(222)

Balance, end of period	$4,891	$4,726	$4,891	$4,726

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

(2)	For the three months and year ended December 31, 2005, the Company issued 0.3 million and 3.3 million common shares, respectively, as a result of stock options exercised. At December 31, 2005, the Company had 268.4 million common shares outstanding.

(3)	In 2005, the Company repurchased 18.0 million common shares under its share repurchase programs; 8.0 million common shares for $670 million (average price of $83.81 per share) under its new 16.0 million share repurchase program and 10.0 million common shares for $748 million (average price of $74.78 per share) under its previous 14.0 million share repurchase program, which was completed by the second quarter of 2005.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended December 31		Year ended December 31

	2005	2004 (1)	2005	2004 (1)

	(Unaudited)
Operating activities

Net income	$430	$376	$1,556	$1,258
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	157	154	630	602
Deferred income taxes	103	66	547	366
Equity in earnings of English Welsh and Scottish Railway	2	(3)	(4)	4
Other changes in:
Accounts receivable	18	(93)	142	(233)
Material and supplies	25	18	(25)	10
Accounts payable and accrued charges	28	115	(156)	5
Other net current assets and liabilities	(75)	(24)	8	21
Other	6	79	7	106

Cash provided from operating activities	694	688	2,705	2,139

Investing activities

Net additions to properties	(388)	(365)	(1,180)	(1,072)
Acquisition of BC Rail	-	-	-	(984)
Acquisition of GLT	-	-	-	(547)
Other, net	15	23	105	192

Cash used by investing activities	(373)	(342)	(1,075)	(2,411)

Dividends paid	(67)	(55)	(275)	(222)

Financing activities

Issuance of long-term debt	987	1,353	2,728	8,277
Reduction of long-term debt	(1,019)	(1,381)	(2,865)	(7,579)
Issuance of common shares	11	25	115	86
Repurchase of common shares	(290)	(273)	(1,418)	(273)

Cash provided from (used by) financing activities	(311)	(276)	(1,440)	511

Net increase (decrease) in cash and cash equivalents	(57)	15	(85)	17

Cash and cash equivalents, beginning of period	119	132	147	130

Cash and cash equivalents, end of period	$62	$147	$62	$147

Supplemental cash flow information
Net cash receipts from customers and other	$1,830	$1,740	$7,375	$6,501
Net cash payments for:
Employee services, suppliers and other expenses	(921)	(882)	(3,872)	(3,628)
Interest	(70)	(83)	(306)	(282)
Workforce reductions	(15)	(12)	(87)	(93)
Personal injury and other claims	(21)	(28)	(92)	(106)
Pensions	(54)	(34)	(127)	(161)
Income taxes	(55)	(13)	(186)	(92)

Cash provided from operating activities	$694	$688	$2,705	$2,139

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended December 31			Year ended December 31

	2005	2004	(1)	2005	2004	(1)

		(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,797	1,656		6,905	6,252
Gross ton miles (GTM) (millions)	87,828	88,636		342,894	332,807
Revenue ton miles (RTM) (millions)	45,598	45,973		179,701	174,240
Carloads (thousands)	1,208	1,245		4,841	4,578
Route miles (includes Canada and the U.S.)	19,221	19,304		19,221	19,304
Employees (end of period)	21,540	22,679		21,540	22,679
Employees (average during period)	21,862	23,043		22,246	22,470

Productivity

Operating ratio (%)	61.8	65.0		63.8	66.9
Freight revenue per RTM (cents)	3.94	3.60		3.84	3.59
Freight revenue per carload ($)	1,488	1,330		1,426	1,366
Operating expenses per GTM (cents)	1.33	1.27		1.35	1.32
Labor and fringe benefits expense per GTM (cents)	0.52	0.53		0.54	0.55
GTMs per average number of employees (thousands)	4,017	3,847		15,414	14,811
Diesel fuel consumed (U.S. gallons in millions)	101	103		403	391
Average fuel price ($/U.S. gallon)	1.89	1.43		1.72	1.30
GTMs per U.S. gallon of fuel consumed	870	861		851	851

Safety indicators

Injury frequency rate per 200,000 person hours	2.3	2.3		2.4	2.6
Accident rate per million train miles	2.5	1.7		1.6	1.6

Financial ratios

Debt-to-total capitalization ratio (% at end of period)	35.5	35.7		35.5	35.7

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended December 31					Year ended December 31

	2005	2004	(1)	Variance Fav (Unfav)		2005	2004	(1)	Variance Fav (Unfav)

				(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,949	8,057		(1%	)	31,235	31,421		(1%	)
Metals and minerals	4,245	4,066		4%		16,848	16,352		3%
Forest products	10,581	10,191		4%		42,330	39,369		8%
Coal	3,003	3,342		(10%	)	13,576	12,684		7%
Grain and fertilizers	10,918	11,290		(3%	)	40,393	40,091		1%
Intermodal	8,094	8,185		(1%	)	32,184	31,002		4%
Automotive	808	842		(4%	)	3,135	3,321		(6%	)

	45,598	45,973		(1%	)	179,701	174,240		3%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.94	3.60		9%		3.84	3.59		7%
Commodity groups:
Petroleum and chemicals	3.56	3.33		7%		3.51	3.37		4%
Metals and minerals	5.06	4.75		7%		4.97	4.37		14%
Forest products	4.12	3.92		5%		4.11	3.82		8%
Coal	2.50	2.15		16%		2.44	2.24		9%
Grain and fertilizers	2.84	2.65		7%		2.77	2.65		5%
Intermodal	4.19	3.67		14%		3.95	3.60		10%
Automotive	17.20	14.85		16%		16.40	15.36		7%

Carloads (thousands)

Petroleum and chemicals	146	151		(3%	)	594	596		-
Metals and minerals	246	254		(3%	)	994	801		24%
Forest products	172	181		(5%	)	712	678		5%
Coal	101	113		(11%	)	448	429		4%
Grain and fertilizers	151	157		(4%	)	566	577		(2%	)
Intermodal	322	314		3%		1,248	1,202		4%
Automotive	70	75		(7%	)	279	295		(5%	)

	1,208	1,245		(3%	)	4,841	4,578		6%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,488	1,330		12%		1,426	1,366		4%
Commodity groups:
Petroleum and chemicals	1,938	1,775		9%		1,845	1,777		4%
Metals and minerals	874	760		15%		842	891		(5%	)
Forest products	2,535	2,204		15%		2,441	2,220		10%
Coal	743	637		17%		739	662		12%
Grain and fertilizers	2,053	1,904		8%		1,977	1,842		7%
Intermodal	1,053	955		10%		1,018	929		10%
Automotive	1,986	1,667		19%		1,842	1,729		7%

(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)
	Year ended December 31

	2005	2004 pro forma (1)	Variance Fav (Unfav)

		(Unaudited)

Revenues
Petroleum and chemicals	$1,096	$1,086	1%
Metals and minerals	837	773	8%
Forest products	1,738	1,606	8%
Coal	331	291	14%
Grain and fertilizers	1,119	1,068	5%
Intermodal	1,270	1,117	14%
Automotive	514	510	1%
Other items	335	322	4%

	7,240	6,773	7%

Operating expenses
Labor and fringe benefits	1,841	1,895	3%
Purchased services and material	814	788	(3%	)
Depreciation and amortization	627	618	(1%	)
Fuel	725	550	(32%	)
Equipment rents	192	234	18%
Casualty and other	417	460	9%

	4,616	4,545	(2%	)

Operating income	2,624	2,228	18%

Interest expense	(299)	(337)
Other income (loss)	12	(19)

Income before income taxes	2,337	1,872
Income tax expense	(781)	(600)

Net income	$1,556	$1,272

Operating ratio	63.8%	67.1%	3.3

Diluted earnings per share	$5.54	$4.39

Diluted weighted-average number of shares	281.1	289.9

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Year ended December 31

	2005	2004 pro forma	(1)	Variance Fav (Unfav)

		(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	31,235	31,868		(2%)
Metals and minerals	16,848	17,257		(2%)
Forest products	42,330	41,119		3%
Coal	13,576	12,791		6%
Grain and fertilizers	40,393	40,248		-
Intermodal	32,184	31,002		4%
Automotive	3,135	3,321		(6%)

	179,701	177,606		1%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.84	3.63		6%
Commodity groups:
Petroleum and chemicals	3.51	3.41		3%
Metals and minerals	4.97	4.48		11%
Forest products	4.11	3.91		5%
Coal	2.44	2.28		7%
Grain and fertilizers	2.77	2.65		5%
Intermodal	3.95	3.60		10%
Automotive	16.40	15.36		7%

Carloads (thousands)

Petroleum and chemicals	594	603		(1%)
Metals and minerals	994	991		-
Forest products	712	729		(2%)
Coal	448	446		-
Grain and fertilizers	566	579		(2%)
Intermodal	1,248	1,202		4%
Automotive	279	295		(5%)

	4,841	4,845		-

Freight revenue / carload (dollars)

Total freight revenue per carload	1,426	1,331		7%
Commodity groups:
Petroleum and chemicals	1,845	1,801		2%
Metals and minerals	842	780		8%
Forest products	2,441	2,203		11%
Coal	739	652		13%
Grain and fertilizers	1,977	1,845		7%
Intermodal	1,018	929		10%
Automotive	1,842	1,729		7%

(1) The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE (U.S. GAAP)

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Three months ended December 31		Year ended December 31

	2005	2004	2005	2004

Cash provided from operating activities	$694	$688	$2,705	$2,139

Less:
Investing activities	(373)	(342)	(1,075)	(2,411)
Dividends paid	(67)	(55)	(275)	(222)

Cash provided (used) before financing activities	254	291	1,355	(494)

Adjustments:
Change in accounts receivable sold	(11)	(20)	(54)	(12)
Acquisition of BC Rail	-	-	-	984
Acquisition of GLT	-	-	-	547

Free cash flow	$243	$271	$1,301	$1,025

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:Janaury 25, 2006	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel